Exhibit 6.11

BROKER-DEALER SERVICES AGREEMENT

This Agreement (“Agreement”) is made and entered into as of October 30, 2015 by and between FundAmerica Securities, LLC, a Delaware limited liability company (“FundAmerica”, “us, “our”, or “we”), and Sun Dental Holdings, LLC (“Issuer”, “you” or “your”).

Whereas, FundAmerica is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (“FINRA”) providing capital markets compliance and other services for market participants, including issuers conducting offerings of securities pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), including, but not limited to exemptions under Regulation D Rules 506(b), 506(c), and Regulation A, as amended, as well as intrastate crowdfunding rules. In servicing this market, FundAmerica has created and maintains proprietary tools and technology, negotiated third-party integrations, and has developed operational services, including limited customer service and compliance, to provide certain back-end tools and specific compliance services to issuers raising capital; and,

Whereas, Issuer is undertaking a Regulation A, Tier 2 securities offering (the “Offering”); and,

Whereas Issuer recognizes the benefit of having FundAmerica, as a regulated market participant, provide certain support services as described herein for proposed investors in its Offering, Issuer desires to retain FundAmerica and FundAmerica desires to be retained by Issuer pursuant to the terms and conditions set forth herein; and,

Now, therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Retention:

a.	Issuer hereby retains FundAmerica to provide the services (the “Services”) set forth in Section 2 below during the Offering period, commencing on the date hereof and until the earlier of the completion or cancellation of the Offering or the termination of this Agreement as provided in Section 8 hereof.

b.	FundAmerica shall serve as the service provider for all potential investors in the Offering as requested and referred by the Issuer. These services may also include investors who are introduced to the Offering by VRA Partners, a FINRA Member and a registered broker-dealer in the State of Georgia and by other registered broker-dealers. VRA Partners and any other participating broker-dealer will only solicit investors in states where they are registered to conduct business as a broker-dealer. FundAmerica will not solicit or recommend the securities to any investors but will allow the transactions of all investors in the Offering to occur through FundAmerica’s invest now button technology and provide broker-dealer services. FundAmerica will act as broker-dealer of record in all states for all investors in the Offering. If an investor is solicited by VRA Partners or another broker-dealer, VRA Partners or such other broker-dealer who solicits such investor shall have sole responsibility to meet FINRA’s suitability rules with respect to such investor.

c.	Issuer agrees to provide FundAmerica with due diligence materials as it reasonably requests.

d.	FundAmerica will not advise Issuer or any prospective investor with respect to the Offering, or the terms and structure thereof, which will be determined solely and exclusively by Issuer and its advisers in meeting its capital needs. Issuer will provide FundAmerica with copies of the Offering materials and disclosures, including the investor subscription agreement and the Offering circular or documents (as may be applicable). Under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as advice from FundAmerica. Issuer acknowledges that FundAmerica is not acting as a placement agent or underwriter for the Offering and has not and will not at any time provide any securities, financing, legal or accounting advice to Issuer. Issuer represents that it will only rely on the advice of its securities counsel, accountants and/or auditors, and any placement agent or underwriter.

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2.	Services:

a.	FundAmerica Responsibilities – FundAmerica agrees to:

i.	Accept investor referrals from Issuer, generally via the FundAmerica Technologies software system, but also via other means as may be established by mutual agreement of the Parties;

ii.	Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering (“AML”), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information consistent with Know Your Customer (“KYC”) rules;

iii.	Review subscription agreements received from prospective investors to confirm they are complete;

iv.	Contact investors, as needed, to gather additional information or clarification;

v.	Contact Issuer and/or Issuer’s agents, if needed, to gather additional information or clarification;

vi.	Provide Issuer with prompt notice for investors we advise the Issuer to decline to accept;

vii.	Provide investors with email confirmations relating to the Offering and their participation in it;

viii.	Serve as registered agent where required for state blue sky requirements, but in no circumstance will FundAmerica solicit a securities transaction, recommend the Issuer’s securities or provide investment advice to any prospective investor;

ix.	Transmit data to transfer agent as book-entry data for maintaining Issuer’s responsibilities for managing investors (investor relationship management, aka “IRM”) and for maintaining future good-delivery and recordkeeping; and

x.	Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML).

b.	Issuer Responsibilities – Issuer agrees to:

i.	Refer investors, at its sole and arbitrary discretion, to FundAmerica Securities;

ii.	Ensure investors understand they are making a “self-directed” decision, and provide FundAmerica with all KYC details and data required to ascertain whether the investor is eligible to invest in the Offering and the investment threshold, if applicable;

iii.	Immediately, but not later than within 24 hours, notify FundAmerica with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

iv.	Establish an escrow account in compliance with SEC Rule 15c2-4 using the services of FundAmerica as escrow agent;

v.	Comply with state securities departments, and with other authorities as required for the Offering being conducted and the general business of Issuer; and

vi.	Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering.

c.	Marketing of Offering – Issuer represents that it will ensure the marketing and promotional activities it engages in, as related to the Offering, are in compliance with all SEC rules and regulatory guidance. In no event will Issuer, FundAmerica or its agents provide “advice” or make securities recommendations to any investor.Issuer will not compensate any person for directly selling securities unless such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state in which the investor in securities being sold by such person resides.

3.	Compensation: For services provided under this Agreement, the terms and payments shall be:

a.	Administrative Service Fees: Administrative service fees include, but are not limited to, AML checks of the issuer and its associated persons, AML checks of investors, together with any expenses incurred in providing these services. Administrative service fees will be charged to Issuer at the time of the service. The Fee for anti-money laundering checks will be – domestic investor – $2 / international investor – $60.

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b.	Brokerage Service and Technology Core Fees: Brokerage Service fees will be 50bps (0.5%) of the aggregate amount of gross proceeds received by the Issuer in the Offering. The Technology Core fees are also 50bps (0.5%) of the aggregate amount of gross proceeds received by the Issuer in the Offering, for the total fee of 100bps (1%) of the aggregate amount of gross proceeds received by the Issuer in the Offering.

Fees may be reduced on a case-by-case basis, or as required in compliance with FINRA rules. For these purposes, an email from FundAmerica to Issuer will constitute sufficient evidence of an alteration of the Fee Schedule. Any alteration to the Fee Schedule shall not be interpreted to be, or constitute an amendment or general waiver of the Fee Schedule or other terms of this Agreement unless specifically set forth by FundAmerica in writing.

c.	Expenses: Issuer will be responsible for and pay directly to FINRA the fee for filing the Offering pursuant to Rule 5110.

d.	Payment Terms: FundAmerica will charge Administrative service fees directly to Issuer via ACH-debit and Issuer hereby authorizes such payment. Brokerage service fees are due upon the sale of securities to investors and Issuer agrees and directs that they will be paid from the flow of funds upon Closing. The parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

4.	Warranties and Representations:

The Issuer and FundAmerica represent and warrant that each has all requisite power and authority to enter into and carry out the terms and provisions of this Agreement and the execution, delivery and performance of this Agreement does not breach or conflict with any agreement, document or instrument to which it is a party or bound, and further:

FundAmerica warrants and represents to the Issuer that:

i.	It is an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

ii.	It is a duly registered broker-dealer in all 50 states of the United States;

iii.	Its personnel who provide services to the Issuer are licensed securities representatives and/or principals, as required by regulations for the business being conducted;

iv.	It will not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

v.	It will comply with any required FINRA filings File Form 5110 for the Offering;

vi.	It will not solicit or sell investors any other services or investment products; and

vii.	It will not provide any investment advice nor any investment recommendations to any investor.

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Issuer warrants and represents to FundAmerica that:

i.	The offering materials will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ii.	It will duly comply with all state securities (“blue sky”) laws and regulations and make all filings as required.

5.	Non-Exclusivity, No Underwriting: For clarity, FundAmerica Securities is not participating in the selling effort for this Offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either party from engaging in any business activities.

6.	Limited License of Trademarks. During the term of this Agreement, Issuer has the option to generally use FundAmerica’s name, logo and trademarks on its website and other marketing materials so long as the communication specifies that “securities are offered/sold through FundAmerica Securities, LLC, member FINRA and SIPC”. The use of FundAmerica’s name, logo or trademarks cannot be used in a manner that implies the Offering is endorsed, recommended, or vetted by FundAmerica, or that Issuer or its agents are authorized to act as a securities agent or a representative of FundAmerica. Furthermore, it is agreed that FundAmerica and Issuer each, in perpetuity, have the option to use the name and logo of one another in disclosing the existence of this business relationship.

7.	Independent Contractor. It is agreed that FundAmerica and Issuer are independent contractors for the business and services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and FundAmerica have anything other than an arm’s length and independent relationship. Both FundAmerica and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses. FundAmerica is not a fiduciary of the Issuer or its management or board of directors in regard to any of the Services provided under this Agreement.

8.	Term and Termination: This Agreement is effective beginning on the date set forth above through the completion or cancellation of the Offering unless terminated by either Party pursuant to this Section 8.

a.	Either Party may terminate their participation in this Agreement without cause by giving 10 days’ notice via email to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination.

b.	Either Party may terminate their participation in this Agreement for cause immediately by giving notice via email to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination. The non-breaching Party has the sole discretion to grant a period to cure by giving notice via email of the time period for such cure. However, the grant of a cure period does not waive any indemnification or rights of the non-breaching Party to pursue all remedies.

c.	In the event of any termination, the parties shall cease referring and processing investors.

9.	Mutual Indemnification: The Parties hereby agree as follows:

(a)	To the extent permitted by law, the Issuer will indemnify FundAmerica and its affiliates, stockholders, directors, officers, employees and controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all losses, claims, damages, expenses and liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of its activities hereunder or pursuant to this engagement letter, except to the extent that any losses, claims, damages, expenses or liabilities (or actions in respect thereof) are found in a final judgment (not subject to appeal) by a court of law to have resulted primarily and directly from FundAmerica’s willful misconduct or gross negligence in performing the services described herein.

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(b)	Promptly after receipt by FundAmerica of notice of any claim or the commencement of any action or proceeding with respect to which FundAmerica is entitled to indemnity hereunder, FundAmerica will notify the Issuer in writing of such claim or of the commencement of such action or proceeding, and the Issuer will assume the defense of such action or proceeding and will employ counsel reasonably satisfactory to FundAmerica and will pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, FundAmerica will be entitled to employ counsel separate from counsel for the Issuer and from any other party in such action if counsel for FundAmerica reasonably determines that it would be inappropriate under the applicable rules of professional responsibility for the same counsel to represent both the Issuer and FundAmerica . In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Issuer, in addition to local counsel. The Issuer will have the exclusive right to settle the claim or proceeding provided that the Issuer will not settle any such claim, action or proceeding without the prior written consent of FundAmerica, which will not be unreasonably withheld.

(c)	The Issuer agrees to notify FundAmerica promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to a transaction contemplated by this engagement letter.

(d)	If for any reason the foregoing indemnity is unavailable to FundAmerica or insufficient to hold FundAmerica harmless, then the Issuer shall contribute to the amount paid or payable by FundAmerica as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect not only the relative benefits received by the Issuer on the one hand and FundAmerica on the other, but also the relative fault of the Issuer on the one hand and FundAmerica on the other that resulted in such losses, claims, damages or liabilities, as well as any relevant equitable considerations. The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees and expenses incurred in defending any litigation, proceeding or other action or claim. Notwithstanding the provisions hereof, FundAmerica’s share of the liability hereunder shall not be in excess of the amount of fees actually received, or to be received, by FundAmerica under this engagement letter.

10.	Confidentiality and Mutual Non-Disclosure: It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, non-public information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require FundAmerica to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11.	Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to:

FundAmerica Securities: jonathan@fundamericasecurities.com

Issuer:ddiasti@sundentallabs.com

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12.	Binding Arbitration, Applicable Law and Venue, Attorneys Fees: This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of New York, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the Financial Industry Regulatory Authority (“FINRA”), with venue in New York City, New York. Each of the parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney’s fees.

13.	Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and FundAmerica regarding this Agreement. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof. This Agreement must be amended in writing.

14.	Counterparts; Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement. The parties agree that a facsimile signature may substitute for and have the same legal effect as the original signature.

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date set forth above.

SUN DENTAL HOLDINGS, LLC	FUNDAMERICA SECURITIES, LLC
<SIGNATURE> Derek Diasti Chief Executive Officer	<SIGNATURE> Jonathan Self President

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